UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              NETWOLVES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0033 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120V102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Leon Frenkel
                            c/o TRIAGE Management LLC
                                 401 City Avenue
                                    Suite 526
                              Bala Cynwyd, PA 19004
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 29, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64120V102

--------------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       TRIAGE Management LLC

--------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (A)
                                                                                                   (B)

--------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS

--------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    __

--------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

       NUMBER OF               0

        SHARES          --------------------------------------------------------------------------------
                        8     SHARED VOTING POWER
     BENEFICIALLY
                              4,219,670 (1)
       OWNED BY
                        --------------------------------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER

      REPORTING
                              0
        PERSON
                        --------------------------------------------------------------------------------
         WITH           10    SHARED DISPOSITIVE POWER

                              4,219,670 (1)
--------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,219,670(1)
--------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                      |X|


--------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         25.43%
--------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------------------------------

                                     Page 2

(1) This  Schedule 13D filing  includes  235,300  shares of the Issuer's  Common
Stock and 99,999 shares of the Issuer's Series A Convertible Preferred Stock, 46,874 shares of the Issuer's Series B Convertible Preferred Stock and 1,171,870 warrants which by reason of conversion or exercise rights result in the holdings reported herein.

CUSIP NO. 64120V102

--------------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       TRIAGE Capital Management, L.P.

--------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (A)

                                                                                                   (B)

--------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    __

--------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

        NUMBER OF              1,148,435

         SHARES        ---------------------------------------------------------------------------------
                        8      SHARED VOTING POWER
      BENEFICIALL

        OWNED BY               0

          EACH         ---------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
       REPORTING

         PERSON                1,148,435
                       ---------------------------------------------------------------------------------
          WITH          10     SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,148,435

--------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.34%

--------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO

--------------------------------------------------------------------------------------------------------

CUSIP NO. 64120V102

--------------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Triage Offshore Fund, Ltd.

--------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (A)
                                                                                               (B)

--------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     __

--------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands

--------------------------------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
        NUMBER OF
                              1,195,310
         SHARES        ---------------------------------------------------------------------------------
                       8      SHARED VOTING POWER
      BENEFICIALL
                              0
        OWNED BY       ---------------------------------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
          EACH
                              1,195,310
       REPORTING       ---------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
         PERSON

          WITH                0
--------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,195,310
--------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.66%
--------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------------------------------

CUSIP NO. 64120V102

--------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Triage Advisors, LLC

--------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (A)
                                                                                               (B)

--------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS

--------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     __

--------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

         NUMBER OF            0

          SHARES       ---------------------------------------------------------------------------------
                       8      SHARED VOTING POWER
       BENEFICIALL
                              1,195,310
         OWNED BY      ---------------------------------------------------------------------------------

           EACH        9      SOLE DISPOSITIVE POWER

        REPORTING             0
                       ---------------------------------------------------------------------------------
          PERSON       10     SHARED DISPOSITIVE POWER

           WITH               1,195,310

--------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,195,310
--------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.66%
--------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------------------------------

CUSIP NO. 64120V102

--------------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       OTA LLC

--------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (A)
                                                                                                (B)

--------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    __

--------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
        NUMBER OF
                               796,875
         SHARES         --------------------------------------------------------------------------------
                        8      SHARED VOTING POWER
      BENEFICIALLY
                               0
        OWNED BY        --------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
          EACH
                               0
       REPORTING        --------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
         PERSON
                               0
          WITH
--------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         796,875
--------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.94%
--------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BD
--------------------------------------------------------------------------------------------------------

CUSIP NO. 64120V102

--------------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Periscope L.P.

--------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (A)
                                                                                                (B)

--------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
          NUMBER OF
                               505,150
           SHARES       --------------------------------------------------------------------------------
                        8      SHARED VOTING POWER
        BENEFICIALLY
                               0
          OWNED BY      --------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
            EACH
                               505,150
         REPORTING      --------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
           PERSON

            WITH               0
--------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         505,150
--------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         3.86%
--------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------------------------------

CUSIP NO. 64120V102

--------------------------------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Leon Frenkel

--------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (A)

                                                                                                (B)

--------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       PF

--------------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)     __

--------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Citizen of the United States

--------------------------------------------------------------------------------------------------------
          NUMBER OF     7      SOLE VOTING POWER

           SHARES              537,000
                        --------------------------------------------------------------------------------
        BENEFICIALLY    8      SHARED VOTING POWER

          OWNED BY             3,682,670
                        --------------------------------------------------------------------------------
            EACH        9      SOLE DISPOSITIVE POWER

         REPORTING             537,000
                        --------------------------------------------------------------------------------
           PERSON       10     SHARED DISPOSITIVE POWER

            WITH               3,682,670
--------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,219,670
--------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          25.43%
--------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------------------------------

CUSIP NO. 64120V102

--------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Alla Frenkel,  as an individual  and as Custodian for the Max  Pasternack  UGMA and as Custodian
        for the Zoe Pasternack UGMA
--------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A)

                                                                                                (B)
--------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        PF
--------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)     __

--------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Citizen of the United States
--------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
          NUMBER OF
                               36,900
           SHARES       --------------------------------------------------------------------------------
                        8      SHARED VOTING POWER
        BENEFICIALLY
                               0
          OWNED BY      --------------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
            EACH
                               36,900
         REPORTING      --------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
           PERSON
                               0
            WITH
--------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,900
--------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         .29%
--------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------------------------------

         ITEM 1.           SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule 13D relates is the common stock (the "Common Stock"), par value $.0033 per share, of NetWolves Corporation, a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at One Corporate Drive, Suite 103, Bohemia, New York 11716.

         ITEM 2.           IDENTITY AND BACKGROUND

         The persons filing this Schedule 13D are Triage Management LLC, a Delaware limited liability company ("TM"), Triage Capital Management, L.P., a Delaware limited partnership ("TCML"), Triage Offshore Fund, Ltd., a Cayman Islands limited corporation ("TOF"), TRIAGE Advisors, LLC, a Delaware limited liability company ("TA"), OTA LLC, a Delaware limited liability company ("OTA"), Periscope L.P., a Delaware limited partnership ("Periscope"), Leon Frenkel, a United States citizen ("Frenkel"), and Alla Frenkel, a United States citizen, as an individual and as Custodian for the Max Pasternack UGMA and as Custodian for the Zoe Pasternack UGMA ("Alla Frenkel," and together with TM, TCML, TOF, TA, OTA, Periscope, and Frenkel, the "Reporting Persons"). The Reporting Persons together maybe deemed a "group" in accordance with Section 13(d)(3) of the Act (the "Group"). Set forth below is certain information relating to the Reporting Persons and, with respect to such Reporting Persons other than Frenkel and Alla Frenkel, information relating to their respective members, directors and executive officers:

         TM

         (a) Name: Triage Management LLC.

         (b) Address:  401 City  Avenue,  Suite 526,  Bala Cynwyd,  Pennsylvania
19004.

         (c) Principal Business: General Partner of TCML.

         (d), (e) Certain Proceedings: During the past five (5) years, TM has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Delaware.

         Frenkel is the managing member of TM. His business address is 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004. During the past five (5) years, Frenkel has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         TCML

         (a) Name: Triage Capital Management L.P.

         (b) Address:  401 City  Avenue,  Suite 526,  Bala Cynwyd,  Pennsylvania
19004.

         (c) Principal Business: Investing in securities.

         (d), (e) Certain Proceedings: During the past five (5) years, TCML has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Delaware.

         TM is the general partner of TCML. TM's business address 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004. During the past five (5) years, TM has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         TOF

         (a) Name: Triage Offshore Fund, Ltd.

         (b) Address: c/o I.F.A, 48 Par La Ville Road, Suite 464, Hamilton HW11, Bermuda.

         (c) Principal Business: Investing in securities.

         (d), (e) Certain Proceedings: During the past five (5) years, TOF has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Cayman Islands.

         TA is the investment manger for TOF. TA's business address is 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004. During the past five (5) years, TA has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         TA

         (a) Name: Triage Advisors, LLC.

         (b) Address:  401 City  Avenue,  Suite 526,  Bala Cynwyd,  Pennsylvania
19004.

         (c) Principal Business: Investment manager of TOF.

         (d), (e) Certain Proceedings: During the past five (5) years, TA has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Delaware.

         Frenkel is the managing member of TA. Frenkel's business address is 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004. During the past five
(5) years, Frenkel has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         OTA

         (a) Name: OTA LLC.

         (b) Address: One Manhattanville Road, Purchase, New York, 10577.

         (c) Principal Business: Broker dealer.

         (d), (e) Certain Proceedings: During the past five (5) years, OTA has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Delaware.

         Ira Leventhal, a United States citizen, may be deemed to be the controlling person of OTA. His business address is One Manhattanville Road, Purchase, New York, 10577. During the past five (5) years, Ira Leventhal has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D. His business occupation is managing director of OTA.

         PERISCOPE

         (a) Name: Periscope L.P.

         (b) Address:  401 City  Avenue,  Suite 526,  Bala Cynwyd,  Pennsylvania
19004.

         (c) Principal Business: Investment management.

         (d), (e) Certain Proceedings: During the past five (5) years, Periscope has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  Delaware.

         Frenkel is the general partner of Periscope. His business address is 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004. During the past five (5) years, Frenkel has not been the subject of any type of legal proceeding specified in Items 2(d) and 2(e) of Schedule 13D. Frenkel's principal business occupation is investment manger.

         FRENKEL

         (a) Name: Leon Frenkel.

         (b) Address:  401 City  Avenue,  Suite 526,  Bala Cynwyd,  Pennsylvania
19004.

         (c) Principal Occupation: Investment manager.

         (d), (e) Certain Proceedings: During the past five (5) years, Frenkel has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  United States

         ALLA FRENKEL

         (a) Name: Alla Frenkel, as an individual and as Custodian for the Max Pasternack UGMA and as Custodian for the Zoe Pasternack UGMA.

         (b) Address: 1323 Valley Road, Villanova, Pennsylvania 19085.

         (c) Principal Occupation: Attorney.

         (d), (e) Certain Proceedings: During the past five (5) years, Alla Frenkel has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

         (f)      Citizenship:  United States.

         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         TCML used working capital to purchase shares of the Issuer's Series A Convertible Preferred Stock ("Series A Preferred Stock"), Series B Convertible Preferred Stock ("Series B Preferred Stock, and together with the Series A Preferred Stock, the "Preferred Stock") and immediately exercisable warrants to purchase Common Stock ("Warrants"), as set forth on EXHIBIT B hereto (the "TCML Shares"). The aggregate purchase price for the TCML Shares was $665,000. TOF used working capital to purchase shares of Preferred Stock and Warrants, as set forth on EXHIBIT B hereto (the "TOF Shares"). The aggregate purchase price for the TOF Shares was $695,000. OTA used working capital to purchase shares of Preferred Stock and Warrants, as set forth on EXHIBIT B hereto (the "OTA
Shares"). The aggregate purchase price for the OTA Shares was $440,000. Periscope used working capital to purchase shares of Series A Preferred Stock, Warrants and Common Stock, as set forth on EXHIBIT B hereto (the "Periscope Shares"). The aggregate purchase price for the Periscope Shares was $283,027.80. Frenkel used personal funds to purchase shares of Series A Preferred Stock, Warrants and Common Stock, as set forth on EXHIBIT B hereto (the "Frenkel Shares"). The aggregate purchase price for the Frenkel Shares was $357,476.84. Alla Frenkel used personal funds to purchase Common Stock, as set forth on EXHIBIT B hereto (the "Alla Frenkel Shares"). The aggregate purchase price for the Alla Frenkel Shares was $42,833.18.

         ITEM 4.      PURPOSE OF TRANSACTION

         The reporting persons acquired the Shares for investment purposes. The Reporting Persons may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the Company's securities and other factors deemed relevant by them, to sell some or all of such securities, or to purchase additional securities of the Company.

         Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of the Schedule 13D.

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TCML beneficially owns 23,333 shares of Series A Preferred Stock, 19,687 shares of Series B Preferred Stock and Warrants to purchase 317,185 shares of Common Stock. Based on the Issuer's adjustment of the conversion price of the Series A Preferred Stock and the number of Warrants which accompanied the issuance of the Series A Preferred Stock on January 29, 2003, TCML may be deemed to beneficially own 1,148,435 shares of Common Stock, constituting approximately 8.34% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,607,199 outstanding shares of Common Stock as disclosed in the Issuers Quarterly Report on Form 10-Q for the period ended December 31, 2002.

         As of the date hereof, TOF beneficially owns 23,333 shares of Series A Preferred Stock, 21,562 shares of Series B Preferred Stock and Warrants to purchase 326,560 shares of Common Stock. Based on the Issuer's adjustment of the conversion price of the Series A Preferred Stock and the number of Warrants which accompanied the issuance of the Series A Preferred Stock on January 29, 2003, TOF may be deemed to beneficially own 1,195,310 shares of Common Stock, constituting approximately 8.66% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,607,119 outstanding shares of Common Stock as disclosed in the Issuers Quarterly Report on Form 10-Q for the period ended December 31, 2002.

         As of the date hereof, OTA beneficially owns 23,333 shares of Series A Preferred Stock, 5,625 shares of Series B Preferred Stock and Warrants to purchase 246,875 shares of Common Stock. Based on the Issuer's adjustment of the conversion price of the Series A Preferred Stock and the number of Warrants which accompanied the issuance of the Series A Preferred Stock on January 29, 2003, OTA may be deemed to beneficially own 796,875 shares of Common Stock, constituting approximately 5.94% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,607,199 outstanding shares of Common Stock as disclosed in the Issuers Quarterly Report on Form 10-Q for the period ended December 31, 2002.




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


         As of the date hereof, Periscope beneficially owns 16,667 shares of Series A Preferred Stock, Warrants to purchase 156,250 shares of Common Stock and 36,400 shares of Common Stock. Based on the Issuer's adjustment of the conversion price of the Series A Preferred Stock and the number of Warrants which accompanied the issuance of the Series A Preferred Stock on January 29, 2003, Periscope may be deemed to beneficially own 505,150 shares of Common Stock, constituting approximately 3.86% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,607,199 outstanding shares of Common Stock as disclosed in the Issuers Quarterly Report on Form 10-Q for the period ended December 31, 2002.

         As of the date hereof, Alla Frenkel may be deemed to beneficially own 36,900 shares of Common Stock, 10,000 of which Alla Frenkel owns directly by virtue of being the Custodian for the Max Pasternack UGMA, and 10,000 of which she owns directly by virtue of being Custodian for the Zoe Pasternack UGMA, constituting approximately .29% of the Issuer's Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended and on the basis of the 12,607,199 outstanding shares of Common Stock as disclosed in the Issuers Quarterly Report on Form 10-Q for the period ended December 31, 2002.

         As of the date hereof, Frenkel, is the direct beneficial owner of 13,333 shares of Series A Preferred Stock, Warrants to purchase 125,000 shares of Common Stock and 162,000 shares of Common Stock. By reason of their position or relationship with TOF, TCML, OTA, Periscope and Alla Frenkel, each of Frenkel and TM may be deemed to be share beneficial ownership of the Issuer's shares owned by each such Reporting Person. By reason of its position with TOF, TA may be deemed to share beneficial ownership the Issuer's shares owned by TOF. In addition, the Reporting Persons may be deemed a Group, which in the aggregate may be deemed to beneficially own, by reason of conversion or exercise rights, a total of 4,219,670 shares of Common Stock, consisting of 25.43% of the Issuer's Common Stock. Each of the Reporting Persons disclaims membership in the Group and disclaims beneficial ownership of any shares other than those shares such Reporting Person reports having sole dispositive and voting power over.

         To the knowledge of TM, TCML, TOF, TA, OTA and Periscope, none of the directors, executive officers, controlling persons, partners or members, as the case may be, of TM, TCML, TOF, TA, OTA or Periscope (other than Frenkel) beneficially own any shares of Common Stock.

         (b) TCML has the power to direct the vote and disposition of all 1,148,435 shares of Common Stock it beneficially owns. TOF has the power to direct the vote and disposition of all 1,195,310 shares of Common Stock it beneficially owns. OTA has the power to direct the vote and disposition of all 796,875 shares of Common Stock it beneficially owns. Periscope has the power to direct the vote and disposition of all 505,150 shares of Common Stock it beneficially owns. Alla Frenkel has the power to direct the vote and disposition of all 36,900 shares of Common Stock she beneficially owns. Frenkel has the sole power to direct the vote and disposition of 537,000 shares of Common Stock he has direct beneficially ownership and by reason of his position or relationship with TOF, TCML, Periscope and Alla Frenkel, Frenkel may be deemed to be share beneficial ownership with TOF, TCML, Periscope and Alla Frenkel and may be deemed to have the power to direct the vote and disposition of all 4,219,670 shares of Common Stock he has indirect beneficial ownership of. TM, by reason of its position and relationship with TOF, TCML, Periscope and Alla Frenkel, and Frenkel's position with TM, may be deemed to be share beneficial ownership with TOF, TCML, Alla Frenkel, Frenkel and Periscope and may be deemed to have the power to direct the vote and disposition of all 4,219,670 shares of Common Stock its has indirect beneficial ownership of. By virtue of its position with TOF, TA may be deemed to share beneficial ownership with TOF and may be deemed to have the power to direct the vote and disposition of the 1,195,310 shares of Common Stock it owns indirectly. Each of the Reporting Persons disclaims membership in the Group and disclaims beneficial ownership of any shares other than those shares of such Reporting Person reports having sole dispositive and voting power over.

          (c) The dates and amount of each acquisition of Shares are listed on EXHIBIT B hereto. Except as set forth on EXHIBIT B hereto, there have been no transactions in securities of the Issuer by any of the Reporting Persons since the date of the event which required the filing of the Schedule 13G for the Reporting Persons.

         (d) Not applicable.

         (e) Not applicable.

         ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                      OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         The following document is filed as an Exhibit to this Schedule 13D, as amended by this statement:

         EXHIBIT A:   Joint Filing Agreement, dated March 28, 2003.

         EXHIBIT B:   As described in Item 5.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 28, 2003               TRIAGE Management LLC


                                    By:   /s/ LEON FRENKEL
                                        ----------------------------------------
                                        Name:  Leon Frenkel
                                        Title: Managing Member

Dated: March 28, 2003               TRIAGE Capital Management, L.P.


                                    By:   /s/ LEON FRENKEL
                                        ----------------------------------------
                                        Name:  Leon Frenkel
                                        Title: Senior Managing Member

Dated: March 28, 2003               TRIAGE Offshore Fund, Ltd.


                                    By:   /s/ LEON FRENKEL
                                        ----------------------------------------
                                        Name:  Leon Frenkel
                                        Title: Senior Managing Director

Dated: March 28, 2003               TRIAGE Advisors, LLC


                                    By:   /s/ LEON FRENKEL
                                        ----------------------------------------
                                        Name:  Leon Frenkel
                                        Title: Managing Member

Dated: March 28, 2003               OTA LLC


                                    By:   /s/ RICHARD CAYNE
                                        ----------------------------------------
                                        Name: Richard Cayne
                                        Title:

Dated: March 28, 2003               Periscope L.P.


                                    By:  /s/ LEON FRENKEL
                                       -----------------------------------------
                                       Name:  Leon Frenkel
                                       Title:  General Partner

Dated: March 28, 2003                 /s/ LEON FRENKEL
                                    --------------------------------------------
                                    Leon Frenkel


Dated: March 28, 2003                /s/ ALLA FRENKEL
                                    --------------------------------------------
                                    Alla  Frenkel,  on behalf of herself  and as
                                    Custodian for the Max Pasternack UGMA and as
                                    Custodian for the Zoe Pasternack UGMA












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